RECEIVED

2013 MAR -1 PM 4:07

SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13013791

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition
As of December 31, 2012

GOLDMAN SACHS FINANCIAL MARKETS, L.P.
Statement of Financial Condition

INDEX

pwc

Independent Auditor's Report

To the Partners of Goldman Sachs Financial Markets, L.P.:

We have audited the accompanying statement of financial condition of Goldman Sachs Financial Markets, L.P. (the "Firm") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Firm's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition

in thousands	As of December 2012
Assets	
Cash and cash equivalents	$ 15,413
Securities purchased under agreements to resell, at fair value	499,830
Receivables from brokers, dealers and clearing organizations (includes $220,860 at fair value)	2,655,158
Receivables from customers and counterparties	12,691
Financial instruments owned, at fair value (includes $3,493,084 pledged as collateral)	4,527,311
Other assets	1,303
Total assets	**$7,711,706**
Liabilities and partners' capital	
Collateralized financings:	
Securities sold under agreement to repurchase, at fair value	$ 4,194
Securities loaned	3,427,485
Other secured financings, at fair value	104,775
Payables to brokers, dealers and clearing organizations	168,550
Payables to customers and counterparties	159,820
Financial instruments sold, but not yet purchased, at fair value	3,123,167
Unsecured short-term borrowings	51,135
Other liabilities and accrued expenses	18,426
Total liabilities	7,057,552
Contingencies	
Subordinated borrowings	440,000
Partners' capital	
Total partners' capital	214,154
Total liabilities and partners' capital	**$ 7,711,706**

The accompanying notes are an integral part of this financial statement.

Note 1.
Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission (SEC) registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

The firm reports its activities in the following two businesses:

Institutional Client Services
The firm facilitates client transactions and engages in dealer activities in eligible OTC derivative instruments.

Investment Management
The firm provides wealth advisory services, including brokerage and transaction services, primarily to high-net-worth individuals.

Note 2.
Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and includes the accounts of the firm and the results of transactions with affiliated entities.

All references to 2012, unless specifically stated otherwise, refer to the firm's calendar year ended, or the date, as the context requires, December 31, 2012.

Note 3.
Significant Accounting Policies

The firm's most significant accounting policy is the use of fair value measurements for financial assets and financial liabilities. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either discussed below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivatives	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Short-Term Borrowings	Note 10
Subordinated Borrowing	Note 11
Contingencies	Note 12
Transactions with Related Parties	Note 13
Income Taxes	Note 14
Credit Concentrations	Note 15
Net Capital Requirements	Note 16
Subsequent Events	Note 17

Use of Estimates
Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Transfers of Assets

Transfers of assets are accounted for as sales when the firm has relinquished control over the assets transferred. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing.. See Note 9 for further information about transfers of assets accounted for as sales.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans, certain transfers of assets accounted for as secured loans rather than purchases at fair value, and collateral posted in connection with certain derivative transactions. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts See Note 8 for further information about receivables from customers and counterparties.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's derivative activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S.. GAAP and therefore not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these receivables and payables been carried at fair value and included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition

Recent Accounting Developments

Reconsideration of Effective Control for Repurchase Agreements (ASC 860). In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing (Topic 860) — Reconsideration of Effective Control for Repurchase Agreements." ASU No. 2011-03 changes the assessment of effective control by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 was effective for periods beginning after December 15, 2011. The firm adopted the standard on January 1, 2012. Adoption of ASU No. 2011-03 did not affect the firm's financial condition.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASC 820). In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 was effective for periods beginning after December 15, 2011. The firm adopted the standard on January 1, 2012. Adoption of ASU No. 2011-04 did not materially affect the firm's financial condition.

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized derivative instruments, including bifurcated embedded derivative instruments, repurchase agreements and reverse repurchase agreements, and securities lending transactions. ASU No. 2011-11 is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the firm's financial condition.

Note 4.
Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value.

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2012	
in thousands	**Financial Instruments Owned**	**Financial Instruments Sold But Not Yet Purchased**
Equities	$ 3,426,951	$ 2,396,219
Derivatives [1]	1,100,360	726,948
Total	**$ 4,527,311**	**$ 3,123,167**

1. Net of cash collateral received or posted under credit support agreements and reported on a net-by-counterparty basis when a legal right of setoff exists under an enforceable netting agreement.

Note 5.
Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced market parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at

fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about other financial assets and financial liabilities accounted for at fair value under the fair value option. Financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP are summarized below.

$ in thousands	As of December 2012
Total level 1 financial assets	$ 3,635,442
Total level 2 financial assets	1,682,387
Total level 3 financial assets	20,045
Cash collateral and counterparty netting [1]	(89,873)
Total financial assets at fair value	$ 5,248,001
Total assets	$ 7,711,706
Total level 3 financial assets as a percentage of Total assets	0.3%
Total level 3 financial assets as a percentage of Total financial assets at fair value	0.4%
Total level 1 financial liabilities	$ 2,497,017
Total level 2 financial liabilities	1,295,043
Total level 3 financial liabilities	20,045
Cash collateral and counterparty netting [1]	(579,969)
Total financial liabilities at fair value	$ 3,232,136
Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value	0.6%

1. Represents the impact on derivatives of cash collateral and counterparty netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that

Note 6.

Cash Instruments

Cash instruments include listed equities. See below for the cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2 Cash Instruments

Level 2 cash instruments include restricted or less liquid listed equities. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

As of December 31, 2012 the firm had no level 3 cash instruments.

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2012			
In thousands	Level 1	Level 2	Level 3	Total
Equities	$ 3,413,960	$ 12,991	–	$ 3,426,951
Total	**$ 3,413,960**	**$ 12,991**	**–**	**$ 3,426,951**

	Cash Instrument Liabilities at Fair Value as of December 2012			
In thousands	Level 1	Level 2	Level 3	Total
Equities	$ 2,391,061	$ 5,158	–	$ 2,396,219
Total	**$ 2,391,061**	**$ 5,158**	**–**	**$ 2,396,219**

Note 7.
Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from market-making activities in derivative instruments.

The firm enters into various types of derivatives, including:

- **Forwards.** Contracts that commit counterparties to purchase or sell financial instruments in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, or indices.
- **Options.** Contracts in which the option purchaser has the right but not the obligation to purchase from or sell to the option writer financial instruments within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis.

	As of December 2012	
in thousands	Derivative Assets	Derivative Liabilities
Exchange-traded	$ -	$ 79
Over-the-counter	1,100,360	726,869
Total	**$ 1,100,360**	**$ 726,948**

The table below presents the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values in the table below exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash collateral received or posted under credit support agreements, and therefore are not representative of the firm's exposure. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity, however, they do not represent anticipated losses.

	As of December 2012		
in thousands	**Derivative Assets**	**Derivative Liabilities**	**Notional Amount**
Derivatives not accounted for as hedges			
Equities	$ 4,226,339	$ 4,343,023	91,122,000
Gross fair value/notional amount of derivatives	**$ 4,226,339**	**$ 4,343,023**	**91,122,000**
Counterparty netting [1]	(3,036,448)	(3,036,448)	
Cash collateral netting [2]	(89,531)	(579,627)	
Fair value included in financial instruments owned	**$ 1,100,360**		
Fair value included in financial instruments sold, but not yet purchased		**$ 726,948**	

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., models that incorporate option pricing methodologies, Monte Carlo simulations and discounted cash flows). Price transparency of derivatives can generally be characterized by product type.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgement because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., activity to the prices provided from alternative pricing sources).

Level 3 Derivatives

Level 3 derivatives are valued using models which utilize level 1 and/or level 2 inputs as well as unobservable level 3 inputs.

- For level 3 equity derivatives, significant level 3 inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 inputs for the correlation of the price performance for two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.

Subsequent to the initial valuation of a level 3 OTC derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See below for further information about unobservable inputs used in the valuation of level 3 derivatives.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivatives and are used to adjust the mid-market valuations, produced by derivative pricing models, to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity on large or illiquid positions, credit valuation adjustments (CVA) and funding valuation adjustments, which account for the credit and funding risk inherent in derivative portfolios. Market based inputs are generally used when calibrating valuation adjustments to market clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Fair Value of Derivatives by Level

The table below presents the fair value of derivatives on a gross basis by level and major product type. Gross fair values in the tables below exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash received or posted under credit support agreements both in and across levels of the fair value hierarchy, and therefore are not representative of the firm's exposure.

	Derivative Assets at Fair Value as of December 2012				
in thousands	**Level 1**	**Level 2**	**Level 3**	**Cross-Level Netting**	**Total**
Equities	**$ 622**	**$ 4,085,115**	**$ 140,602**	**$ –**	**$ 4,226,339**
Gross fair value of derivative assets	**622**	**4,085,115**	**140,602**	**–**	**4,226,339**
Counterparty netting [1]	**–**	**(2,915,549)**	**(120,557)**	**(342)**	**(3,036,448)**
Subtotal	**$ 622**	**$ 1,169,566**	**$ 20,045**	**$ (342)**	**$ 1,189,891**
Cash collateral netting [2]					**(89,531)**
Fair value included in financial instruments owned					**$ 1,100,360**

	Derivative Liabilities at Fair Value as of December 2012				
in thousands	**Level 1**	**Level 2**	**Level 3**	**Cross-Level Netting**	**Total**
Equities	$ 1,181	$ 4,201,240	$ 140,602	$ –	$ 4,343,023
Gross fair value of derivative liabilities	1,181	4,201,240	140,602	–	4,343,023
Counterparty netting [1]	–	(2,915,549)	(120,557)	(342)	(3,036,448)
Subtotal	$ 1,181	$ 1,285,691	$ 20,045	$ (342)	$ 1,306,575
Cash collateral netting [2]					(579,627)
Fair value included in financial instruments sold, but not yet purchased					$ 726,948

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

.Note 8.
Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option. The primary reason for electing the fair value option is to reflect economic events in earnings on a timely basis.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- repurchase and resale agreements
- certain receivables from customers and counterparties, including transfers of assets accounted for as secured loans rather than purchases.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

Resale and Repurchase Agreements and Securities Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities loaned are collateral funding spreads, the amount and timing of expected future cash flows and, interest rates. See Note 9 for further information about collateralized agreements.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, collateral funding spreads, the fair value of collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls.

Fair Value of Other Financial Assets and Financial Liabilities by Level. The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

	Other Financial Assets at Fair Value as of December 2012			
in thousands	Level 1	Level 2	Level 3	Total
Receivables from brokers, dealers and clearing organizations	$ 220,860	$ –	$ –	$ 220,860
Securities purchased under agreements to resell	$ –	$ 499,830	$ –	$ 499,830
Total	**$ 220,860**	**$ 499,830**	**$ –**	**$ 720,690**

	Other Financial Liabilities at Fair Value as of December 2012			
in thousands	Level 1	Level 2	Level 3	Total
Securities sold under agreements to repurchase	$ –	$ 4,194	$ –	$ 4,194
Other secured financings [2]	104,775	–	–	104,775
Total	**$ 104,775**	**$ 4,194**	**$ –**	**$ 108,969**

Note 9.
Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements). Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a right of setoff exists.

The table below presents the carrying value of resale and repurchase agreements and securities loaned transactions.

	As of December
in thousands	2012
Securities purchased under agreements to resell [1]	$ 499,830
Securities sold under agreements to repurchase [1]	4,194
Securities loaned	$ 3,427,485

1. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements, principally the U.S. government obligations, represent short term collateralized transactions with an affiliate.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the statements of financial condition.

Securities Loaned Transactions

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities, or a letter of credit. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

Other Secured Financings

In addition to repurchase agreements and securities lending transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments and other assets as collateral in these transactions. These other secured financings consist of transfers of assets accounted for as financings rather than sales.

The firm has elected to apply the fair value option to substantially all other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value. As of December 2012, other secured financings were $104.8 million with Goldman Sachs International.

Collateral Received and Pledged

The firm receives financial instruments (e.g., U.S. government and federal agency obligations) as collateral, primarily in connection with resale agreements and derivative transactions.

In many cases, the firm is permitted to deliver or repledge these financial instruments when entering into repurchase agreements, securities lending agreements, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The firm also pledges certain financial instruments owned, at fair value in connection with securities lending agreements to counterparties who may or may not have the right to deliver or repledge them.

Financial instruments pledged to counterparties that have the right to deliver or repledge assets are reported as "Financial instruments owned and pledged as collateral, at fair value" in the statement of financial condition and were $3,493.1 million as of December 2012. Financial instruments owned at fair value, but not pledged as collateral as of December 2012 were $1,034.2 million.

Note 10. Short-Term Borrowings

Short-term borrowings were comprised of the following:

in thousands	**As of December 2012**
Other secured financings (short-term)	**$ 104,775**
Unsecured short-term borrowings	**51,135**
Total	**$ 155,910**

The firm primarily obtains short-term borrowings from Group Inc. As of December 2012, the firm borrowed $50.8 million under this short-term financing, which bears interest based on prevailing market rates. The carrying value of these short-term borrowings approximates fair value. See Note 9 for further information about other secured financings.

Note 11. Subordinated Borrowings

As of December 2012, the firm had outstanding borrowings of $100.0 million from Group, Inc. under a subordinated loan agreement, which matures in 2014. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group, Inc., which matures on May 31, 2015. As of December 2012, $340.0 million was drawn down under this agreement. Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum.
The carrying value of these borrowings approximates fair value.

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule.

To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12. Contingencies

Pursuant to an agreement, GS Group Inc. guarantees and meets the firm's margin requirement with Goldman, Sachs & Co. (GS&Co), a U.S. registered broker-dealer and affiliate as required under Regulation T of the Federal Reserve. As of December 2012, Group Inc. posted approximately $2,966.7 million of margin with GS&Co on behalf of the firm. In the unlikely event that Group Inc. does not post margin to GS&Co, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Notes to Statement of Financial Condition

Note 13.

Transactions with Related Parties

The firm enters into transactions with Group, Inc. and affiliates in the normal course of business as part of its market making, financial, and general operations.

Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as set forth below:

in thousands	As of December 2012
Assets	
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	$ 499,830
Receivables from brokers, dealers and clearing organizations[1]	2,655,158
Financial instruments owned, at fair value	56,656
Other Assets	1,303
Liabilities	
Unsecured short-term borrowings,	$51,135
Collateralized agreements:	
Securities loaned [1]	3,427,485
Securities sold under agreements to repurchase, at fair value	4,194
Other secured financings	104,775
Payables to brokers, dealers and clearing organizations	140,762
Financial instruments sold, but not yet purchased, at fair value	473,931
Other liabilities and accrued expenses	160
Subordinated borrowings	$ 440,000

1. Represents balances the firm has with GS&Co.

Service Agreement

Pursuant to a service agreement, GS&Co provides all sales, marketing, operational, and administrative support services required by the firm to conduct its business as an OTC derivative dealer in exchange for a variable monthly fee.

Clearing Arrangements

The firm has clearing arrangements with GS&Co and Goldman Sachs International (GSI), a registered U.K. broker dealer. All listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co, GSI or their clearing agents.

Note 14.
Income Taxes

Provision for Income Taxes

Effective May 28, 1999, the firm elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal, state and local income taxes on its earnings. The firm is included with Group, Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a modified separate company basis and settles such liability with Group, Inc. pursuant to the tax sharing policy. To the extent the firm generates tax benefits from its losses, it will be reimbursed by Group, Inc. pursuant to the tax sharing policy. At December 31, 2012, the firm had income tax payable of $17.9 million presented as a component of "Other liabilities and accrued expenses" on the statement of financial condition. During 2012 the firm's method of allocating state and local income tax liability was modified to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting antax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

At December 2012, the firm did not record a deferred tax asset or deferred tax liability.

Unrecognized Tax Benefits

The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statement. As of December 2012, the firm did not record a liability related to accounting for uncertainty in income taxes.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 15.
Credit Concentrations

Credit concentrations may arise from market making activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with brokers and dealers, commercial banks, clearing houses, exchanges and investment funds, which result in significant credit concentrations to this industry.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

As of December 2012, $499.8 million (6% of total assets) of the firm's securities purchased under agreements to resell were collateralized by U.S. government obligations. As of December 2012, the firm did not have credit exposure to any other counterparty that exceeded 6% of total assets.

Note 16.
Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2012, the firm had regulatory net capital, as defined, of $559.0 million, which exceeded the amount required by $539.0 million.

The Dodd Frank Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. As of December 2012, the firm has registered as a "swap dealer" under the CFTC rules. The firm will be subject to regulatory capital requirements, which have not yet been finalized by the CFTC and SEC.

Note 17.
Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of thestatement of financial condition through February 28, 2013 and determined that there were no material events or transactions that would require recognition or disclosure in these financial statements.